The Boeing Company 100 North Riverside Chicago IL 60606-1596

March 31, 2014
Via Edgar Filing
Mr. David R. Humphrey
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549
Re: The Boeing Company
Form 10-K for the fiscal year ended December 31, 2013
Filed February 14, 2014
File No. 001-00442
Dear Mr. Humphrey:
This letter responds to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) on The Boeing Company’s (herein referred to as “we” or the “Company”) Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2013, communicated in your letter dated March 18, 2014. We have repeated your comments below followed by our response.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18
Consolidated Results of Operations, page 18
1. Staff’s comment: It appears that cost of products is the largest expense line item in your consolidated statements of operations. In this regard, please tell us what consideration you gave to presenting a stand-alone discussion and analysis of your cost of products. In particular, tell us what consideration you gave to presenting disclosures that would provide greater insight into the relative significance and variability of the material cost components, such as labor and materials, included within cost of products on a consolidated basis and by reportable segment. If you believe that such information is not necessary for an understanding of your business, please provide us with support for your conclusion.
Our response:
We appreciate the Staff’s comments aimed at enhancing our MD&A disclosures. We strive to continuously improve our disclosures by ensuring our MD&A is transparent and provides investors with insights into the company as seen through the eyes of management.
We generate the vast majority of our revenues from the sale of commercial aircraft and from defense contracts. In both cases, revenue is generally the primary driver of cost of sales. Therefore, our MD&A disclosure focuses on explaining revenue fluctuations, and we specifically disclose any other impacts and/or cost variances to the extent material to operating income. Our Commercial Airplanes segment predominantly uses program accounting to account for cost of sales. Under program accounting, cost of sales for each commercial airplane program equals the product of (i) revenue recognized in connection with customer deliveries and (ii) the estimated cost of sales percentage applicable to the total remaining program. In addition, we predominantly use contract accounting in connection with our Defense, Space

& Security (BDS) businesses. Under contract accounting, the amount included in cost of sales is determined by applying the estimated cost of sales percentage for each contract to the amount of revenue recognized. As such, revenue is the key driver of cost of sales in each of our businesses. Other significant cost variances may be driven by program or contract mix and performance, period costs and, in the case of contract accounting, cumulative catch-up adjustments which are separately disclosed both at the consolidated and segment levels. The catch-up adjustments are disclosed in both the Summary of Significant Accounting Policies in Note 1 to the Consolidated Financial Statements as well as MD&A. Our historical disclosures have also described our policies and procedures for determining cost of sales in the Summary of Significant Accounting Policies footnote and in Critical Accounting Policies included in MD&A.
The key segment level performance indicators from the perspective of senior operations and financial management are revenues, operating income and operating margins. As a result, our discussion of business segment performance in the Form 10-K focuses on Revenues and Earnings from Operations, with any material changes to those items quantified and disclosed as appropriate. We believe that this segment presentation of Revenue and Operating Profits is consistent both with how management evaluates our businesses and with our Earnings Release and other communications with investors.
We employ a rigorous process to update and review program and contract revenue and cost estimates on a quarterly basis. Costs components, such as materials, labor, sub-assemblies and overhead are managed at an individual contract or program level where our primary focus is on costs incurred to date and estimated costs to complete. Cost of sales is recorded in the aggregate by contract or program, not by type of cost components. As such, the type of cost components included in cost of sales is not readily available in our accounting systems.
To the extent there are material changes in estimated program or contract revenues or costs, we analyze those variances and disclose information about particular cost components that are material on a consolidated or segment level. For example, in our 2008 10-K consolidated MD&A, we included the following description:
“A charge for a reach-forward loss on the 747 program resulting from increases to estimated costs for development and production of 747-8 derivatives reduced 2008 earnings by $685 million. Infrastructure cost allocations related to the 787 and 747-8 schedule delays and infrastructure costs incurred during the IAM strike reduced earnings by $287 million. The 787 and 747-8 schedule delays resulted in production programs receiving larger allocations of current and future infrastructure costs and reduced margins on 2008 deliveries, while the program infrastructure costs incurred during the IAM strike decreased margins on airplanes delivered during the second half of the year.”
As discussed above, the key performance indicators are operating income and operating margins, and as such we would not propose providing a segment break-out of cost of products and services. We would continue to describe significant cost variances within segments (as noted in the example above which was included in our Commercial Airplanes segment disclosure in our 2008 Form 10-K). We will also enhance our MD&A disclosures in future filings, beginning with the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2014 (the “2014 Q1 Form 10-Q”) by providing the following:

•	additional discussion in our MD&A about how program accounting and contract accounting impact cost of sales; and

•	a separate discussion and analysis of cost of sales, including identification of material variances to cost of sales on both an enterprise-wide and segment level.

The following example uses full year 2013 and 2012 to illustrate the proposed disclosure.
Total Costs and Expenses (“Cost of Sales”)
Cost of sales, for both products and services, consists primarily of raw materials, parts, sub-assemblies, labor, overhead and subcontracting costs. Our Commercial Airplanes segment predominantly uses program accounting to account for cost of sales and BDS predominantly uses contract accounting. Under program accounting, cost of sales for each commercial airplane program equals the product of (i) revenue recognized in connection with customer deliveries and (ii) the estimated cost of sales percentage applicable to the total remaining program. Under contract accounting, the amount reported as cost of sales is determined by applying the estimated cost of sales percentage to the amount of revenue recognized. The following table summarizes cost of sales:

(Dollars in millions)
	2013	2012	Change
Cost of sales	$73,268	$68,665	$4,603
Cost of sales as a % of Revenues	84.6%	84.0%	0.6%
Cost of sales increased by $4,603 million, or 7% compared with the prior year. This increase was primarily driven by the $4,925 million or 6% increase in revenues. Cost of sales at Commercial Airplanes increased by $2,958 million while cost of sales at BDS increased by $407 million. Cost of sales as a percentage of revenue was approximately 84.6% in 2013 compared with 84.0% in 2012. The increase in cost of sales as a percentage of revenues was primarily driven by higher unallocated pension and other postretirement costs.
Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 47
2. Based on your disclosures on page 9, it appears that a significant portion of your business is predicated on fixed-price contracts, which could subject you to losses if you have cost overruns. Also, based on your disclosures on page 5, it appears that your production process involves the use of raw materials and parts that could be significantly impacted by variations in commodity pricing. In this regard, if you are unable to obtain such materials at a reasonable price, your operating results could be negatively impacted. As such, please tell us what consideration you gave to presenting a sensitivity analysis that provides more insight into the price volatility, if any, of your raw materials and parts. If you believe that such information is not necessary for an understanding of the impact that material changes in commodity pricing could have on your results of operations, please provide us with support for your conclusion.
Our response:
Our disclosure on page 5 of the Form 10-K is intended primarily to highlight the operational risk associated with our dependence on particular sources for raw materials, parts and sub-assemblies. In some cases, disruption related to these suppliers could result in delivery or production delays, as qualifying new suppliers can be time consuming and costly. As noted on page 9 of the Form 10-K, in 2013 our BDS business generated 70 percent of its revenues from fixed price contracts. This represents 27 percent of our consolidated revenues. While cost overruns could result in reduced margins or contract losses on fixed price contracts, commodity price fluctuations have not historically had a material impact on our operations or resulted in significant earnings volatility. Several factors reduce our exposure to cost variability in materials, parts and sub-assemblies sourced from third party suppliers. For example, we generally enter into fixed-price contracts with our suppliers, matching the basis on which we price the relevant customer contract. In addition, pricing for many BDS contracts is generally based on estimated costs and subject to annual appropriations. Certain longer-term fixed price contracts also include escalation factors that are tied to material and labor cost indices.

We have not included market risk disclosure related to derivative commodity instruments historically, as the aggregate notional values ($81M and $114M as of December 31, 2013 and 2012) and fair values ($41M and $79M as of December 31, 2013 and 2012) of such instruments have not been material to our financial position or results of operations. These values are disclosed, however, in the relevant financial statement footnote, for example, see Note 17 to the Company’s Consolidated Financial Statements in the Form 10-K. Furthermore, we historically have not included elective market risk disclosures and sensitivities related to commodity-based raw materials and parts, as pricing risk related to such materials is typically mitigated through fixed-price supplier contracts and the other factors discussed above and has not been material to our results of operations. As a result, we do not believe that a sensitivity analysis related to commodity price risk would provide meaningful insight into our results of operations based on our historical business practices and current business outlook. However, if the facts and circumstances were to change in the future and the estimated impact of raw material and commodity pricing was anticipated to have a material impact on the results of our operations we would add this disclosure.
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you would like to speak with us about any of these matters, please do not hesitate to call me at 312 544 2165, or in my absence, Michael Cleary, Vice President Accounting and Financial Reporting at 312 544 2115.
Sincerely,

/s/ Diana L. Sands

Diana L. Sands
Vice President of Finance & Corporate Controller

cc: Robert E. Verbeck

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